

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2021

Michael Hermansson
Chief Executive Officer
byNordic Acquisition Corp
c/o Pir 29
Einar Hansens Esplanad 29
211 13 Malmö, Sweden

> **Re: byNordic Acquisition Corp**
> **Amendment No. 2 to Form S-1**
> **Filed July 20, 2021**
> **File No. 333-248488**

Dear Mr. Hermansson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed July 20, 2021

General

1. Please revise your prospectus to describe the exclusive forum provision contained in Section 9.3 of Exhibit 4.4. Additionally, please include risk factor disclosure regarding the exclusive forum provisions in the warrant agreement. Your disclosure should state whether the provision will apply to actions arising under the Securities Act or Exchange Act. If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

<u>Index to Financial Statements, page F-1</u>

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

      You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Tamar Donikyan